EXHIBIT 99.1

Legend Biotech Announces New Oncologic & Hematologic Therapeutic Developments at ASCO, EHA, and ASGCT

  An oral presentation at ASCO & EHA Congress from the CARTITUDE-1 study highlighting heavily pre-treated patients that remain alive and progression-free for more than 5 years after a single CARVYKTI® infusion
  New data at ASCO from the CARTITUDE-4 study to showcase improved progression-free survival and overall survival with CARVYKTI® versus standard of care (SOC) in key subgroups
  Preliminary results from ongoing Phase 1 dose-escalation studies of LB2102 in lung cancers and LB1908 in gastroesophageal cancers to be featured in poster presentations at ASCO
  Data on LB2102 was also recently presented at the ASGCT Annual Meeting

SOMERSET, N.J., May 22, 2025 (GLOBE NEWSWIRE) -- Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global leader in cell therapy, announced today that new data evaluating CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) for patients living with multiple myeloma will be presented at the 2025 American Society of Clinical Oncology (ASCO) Annual Meeting and the 2025 European Hematology Association’s (EHA) Congress. Preliminary results from Phase 1 LB2102 and Phase 1 LB1908 ongoing dose-escalation studies in solid tumors, specifically lung and gastric cancers respectively, will also be featured in poster presentations at ASCO.

“We are excited to present new data at ASCO and EHA that underscores CARVYKTI’s role as the market leader for CAR-T in multiple myeloma. Its growing clinical impact is evident from the more than 6,500 patients treated to date,” said Ying Huang, Ph.D., Chief Executive Officer of Legend Biotech. “We also look forward to demonstrating the momentum of our broader pipeline with clinical insights from our Phase 1 programs in lung and gastric cancers—an important step toward expanding the reach of cell therapy into new frontiers.”

CARVYKTI® Data
Long-term data from the CARTITUDE-1 study evaluating CARVYKTI® in patients with heavily pretreated relapsed or refractory multiple myeloma who historically had an expected median progression-free survival of less than 6 months and median overall survival (OS) of approximately 1 year will be presented for the first time in an oral presentation at ASCO and in an encore oral presentation at EHA, including OS, ≥5-year progression-free outcomes and safety with a median study follow-up of 60.3 months. The patients that remained alive and progression-free had no further treatment for multiple myeloma beyond the one-time infusion of CARVYKTI®.

Data from an intent-to-treat analysis of patient subgroups in the CARTITUDE-4 study will be presented as a poster at ASCO. Subgroups included patients with high-risk cytogenetics, and patients with extramedullary disease (EMD) and one prior line of therapy. This data continues to support a positive benefit-risk ratio for CARVYKTI® across subgroups and as early as after first relapse.

An analysis investigating the association of biomarkers with movement and neurocognitive treatment-emergent adverse events (MNT) and cranial nerve palsy (CNP) development post-treatment with CARVYKTI® will be presented as a poster at EHA.

Solid Tumor Pipeline
Preliminary results from the Phase 1 ongoing dose-escalation studies of LB2102, a dnTGFßRII Armored DLL3-targeted autologous CAR-T cell therapy in patients with relapsed or refractory small-cell lung cancer (SCLC) and large cell neuroendocrine carcinoma (LCNEC), and LB1908, an autologous CAR-T targeting Claudin 18.2 in patients with advanced gastroesophageal adenocarcinoma, will be presented at ASCO in poster sessions.

Data from the ongoing Phase 1 dose-escalation study of LB2102 was presented orally on May 16 at the 28th Annual Meeting of the American Society of Gene & Cell Therapy (ASGCT).

In November 2023, we entered an exclusive, global license agreement with Novartis Pharma AG for certain of our CAR-T cell therapies targeting DLL3, including LB2102.

Under the license agreement, we are responsible for conducting the Phase 1 clinical trial for LB2102 in the U.S. Novartis is responsible for conducting all other development for licensed products.

ASCO Presentations (May 30-June 3, 2025)

Abstract No.	Title	Information
Abstract #7507 Oral Presentation	Long-term (≥5 year) remission and survival after treatment with ciltacabtagene autoleucel (cilta-cel) in CARTITUDE-1 patients (pts) with relapsed/refractory multiple myeloma (RRMM)	Session Title: Hematologic Malignancies—Plasma Cell Dyscrasia Date/Time: Tuesday, June 3, 2025, 11:57 a.m. - 12:09 p.m. CDT Location: S100bc
Abstract #7539 Poster	Ciltacabtagene autoleucel (cilta-cel) vs standard of care (SOC) in patients (pts) with relapsed/refractory multiple myeloma (MM): CARTITUDE-4 survival subgroup analyses	Session Title: Hematologic Malignancies—Plasma Cell Dyscrasia Poster Bd#: 107 Date/Time: Sunday, June 1, 2025, 9:00 a.m. - 12:00 p.m. CDT Location: Hall A
Abstract #4022 Poster	Preliminary results of a phase 1 study of LB1908, an autologous Claudin 18.2-targeted chimeric antigen receptor T-cell product, in patients with advanced gastroesophageal adenocarcinoma	Session Title: Gastrointestinal Cancer—Gastroesophageal, Pancreatic, and Hepatobiliary Poster Bd#: 312 Date/Time: Saturday, May 31, 2025, 9:00 a.m. - 12:00 p.m. CDT Location: Hall A
Abstract #8104 Poster	Safety, tolerability, and preliminary efficacy results of a phase 1 study of LB2102, a dnTGFßRII Armored DLL3-targeted autologous CAR-T cell therapy, in patients with relapsed or refractory small-cell lung cancer (SCLC) and large cell neuroendocrine carcinoma (LCNEC)	Session Title: Lung Cancer—Non-Small Cell Local-Regional/Small Cell/Other Thoracic Cancers Poster Bd#: 225 Date/Time: Saturday, May 31, 2025, 1:30 p.m. - 4:30 p.m. CDT Location: Hall A

EHA Presentations (June 12-15, 2025)

Abstract No.	Title	Information
Abstract #S192 Oral Presentation	Encore: Long-term (≥5 year) remission and survival after treatment with ciltacabtagene autoleucel in CARTITUDE-1 patients with relapsed/refractory multiple myeloma	Session Title: s410 Long-term follow-up of clinical trials in lymphoid malignancies Date/Time: Thursday, June 12, 2025, 17:00-18:15 CEST Location: Gold Hall
Abstract #PS1723 Poster	Encore: Ciltacabtagene autoleucel vs standard of care in patients with relapsed/refractory multiple myeloma: CARTITUDE-4 survival subgroup analyses	Session: Poster Session 2 Date/Time: Saturday, June 14, 2025, 18:30-19:30 CEST Location: Poster Hall
Abstract #PS1728 Poster	Absolute Lymphocyte Count as a Key Biomarker for Monitoring Safety After Ciltacabtagene Autoleucel	Session: Poster Session 2 Date/Time: Saturday, June 14, 2025, 18:30-19:30 CEST Location: Poster Hall
Abstract #PF765 Poster	Survival Benefit of Ciltacabtagene Autoleucel in Second Line Compared with Later-Line Treatment of Lenalidomide-Refractory Multiple Myeloma: Updated Treatment Positioning Model Analysis	Session: Poster Session 1 Date/Time: Friday, June 13, 2025, 18:30-19:30 CEST Location: Poster Hall

ASGCT Presentation (May 13-17, 2025)

Abstract No.	Title	Information
Abstract #339 Oral Presentation	dnTGFβRII-Armored DLL3-Targeted CAR-T Cells Maintain TGFβ Resistance with Early Signals of T-Cell Exhaustion Modulation After Expansion in SCLC	Session Title: Cell Therapy Product Engineering II Session Date/Time: Friday, May 16, 2025; 3:45 - 5:40 p.m. CDT Abstract Presentation Time: 4:00 PM - 4:15 PM CDT Location: Room 293-296

CARVYKTI® IMPORTANT SAFETY INFORMATION

WARNING: CYTOKINE RELEASE SYNDROME, NEUROLOGIC TOXICITIES, HLH/MAS, PROLONGED and RECURRENT CYTOPENIA, and SECONDARY HEMATOLOGICAL MALIGNANCIES

Cytokine Release Syndrome (CRS), including fatal or life-threatening reactions, occurred in patients following treatment with CARVYKTI ®. Do not administer CARVYKTI ® to patients with active infection or inflammatory disorders. Treat severe or life-threatening CRS with tocilizumab or tocilizumab and corticosteroids.

Immune Effector Cell-Associated Neurotoxicity Syndrome (ICANS), which may be fatal or life-threatening, occurred following treatment with CARVYKTI ®, including before CRS onset, concurrently with CRS, after CRS resolution, or in the absence of CRS. Monitor for neurologic events after treatment with CARVYKTI ®. Provide supportive care and/or corticosteroids as needed.

Parkinsonism and Guillain-Barré syndrome (GBS) and their associated complications resulting in fatal or life-threatening reactions have occurred following treatment with CARVYKTI ®.

Hemophagocytic Lymphohistiocytosis/Macrophage Activation Syndrome (HLH/MAS), including fatal and life-threatening reactions, occurred in patients following treatment with CARVYKTI ®. HLH/MAS can occur with CRS or neurologic toxicities.

Prolonged and/or recurrent cytopenias with bleeding and infection and requirement for stem cell transplantation for hematopoietic recovery occurred following treatment with CARVYKTI ®.

Secondary hematological malignancies, including myelodysplastic syndrome and acute myeloid leukemia, have occurred in patients following treatment with CARVYKTI ®. T-cell malignancies have occurred following treatment of hematologic malignancies with BCMA- and CD19-directed genetically modified autologous T-cell immunotherapies, including CARVYKTI ®.

CARVYKTI ® is available only through a restricted program under a Risk Evaluation and Mitigation Strategy (REMS) called the CARVYKTI® REMS Program.

WARNINGS AND PRECAUTIONS

INCREASED EARLY MORTALITY - In CARTITUDE-4, a (1:1) randomized controlled trial, there was a numerically higher percentage of early deaths in patients randomized to the CARVYKTI® treatment arm compared to the control arm. Among patients with deaths occurring within the first 10 months from randomization, a greater proportion (29/208; 14%) occurred in the CARVYKTI® arm compared to (25/211; 12%) in the control arm. Of the 29 deaths that occurred in the CARVYKTI® arm within the first 10 months of randomization, 10 deaths occurred prior to CARVYKTI® infusion, and 19 deaths occurred after CARVYKTI® infusion. Of the 10 deaths that occurred prior to CARVYKTI® infusion, all occurred due to disease progression, and none occurred due to adverse events. Of the 19 deaths that occurred after CARVYKTI® infusion, 3 occurred due to disease progression, and 16 occurred due to adverse events. The most common adverse events were due to infection (n=12).

CYTOKINE RELEASE SYNDROME (CRS), including fatal or life-threatening reactions, occurred following treatment with CARVYKTI®. Among patients receiving CARVYKTI® for RRMM in the CARTITUDE-1 & 4 studies (N=285), CRS occurred in 84% (238/285), including ≥ Grade 3 CRS (ASCT 2019) in 4% (11/285) of patients. Median time to onset of CRS, any grade, was 7 days (range: 1 to 23 days). CRS resolved in 82% with a median duration of 4 days (range: 1 to 97 days). The most common manifestations of CRS in all patients combined (≥ 10%) included fever (84%), hypotension (29%) and aspartate aminotransferase increased (11%). Serious events that may be associated with CRS include pyrexia, hemophagocytic lymphohistiocytosis, respiratory failure, disseminated intravascular coagulation, capillary leak syndrome, and supraventricular and ventricular tachycardia. CRS occurred in 78% of patients in CARTITUDE-4 (3% Grade 3 to 4) and in 95% of patients in CARTITUDE-1 (4% Grade 3 to 4). Identify CRS based on clinical presentation. Evaluate for and treat other causes of fever, hypoxia, and hypotension. CRS has been reported to be associated with findings of HLH/MAS, and the physiology of the syndromes may overlap. HLH/MAS is a potentially life-threatening condition. In patients with progressive symptoms of CRS or refractory CRS despite treatment, evaluate for evidence of HLH/MAS. Please see Section 5.4; Hemophagocytic Lymphohistiocytosis (HLH)/Macrophage Activation Syndrome (MAS).

Ensure that a minimum of two doses of tocilizumab are available prior to infusion of CARVYKTI®.

Of the 285 patients who received CARVYKTI® in clinical trials, 53% (150/285) patients received tocilizumab; 35% (100/285) received a single dose, while 18% (50/285) received more than 1 dose of tocilizumab. Overall, 14% (39/285) of patients received at least one dose of corticosteroids for treatment of CRS.

Monitor patients at least daily for 10 days following CARVYKTI® infusion at a REMS-certified healthcare facility for signs and symptoms of CRS. Monitor patients for signs or symptoms of CRS for at least 4 weeks after infusion. At the first sign of CRS, immediately institute treatment with supportive care, tocilizumab, or tocilizumab and corticosteroids.

Counsel patients to seek immediate medical attention should signs or symptoms of CRS occur at any time.

NEUROLOGIC TOXICITIES, which may be severe, life-threatening, or fatal, occurred following treatment with CARVYKTI®. Neurologic toxicities included ICANS, neurologic toxicity with signs and symptoms of parkinsonism, GBS, immune mediated myelitis, peripheral neuropathies, and cranial nerve palsies. Counsel patients on the signs and symptoms of these neurologic toxicities, and on the delayed nature of onset of some of these toxicities. Instruct patients to seek immediate medical attention for further assessment and management if signs or symptoms of any of these neurologic toxicities occur at any time.

Among patients receiving CARVYKTI® in the CARTITUDE-1 & 4 studies for RRMM, one or more neurologic toxicities occurred in 24% (69/285), including ≥ Grade 3 cases in 7% (19/285) of patients. Median time to onset was 10 days (range: 1 to 101) with 63/69 (91%) of cases developing by 30 days. Neurologic toxicities resolved in 72% (50/69) of patients with a median duration to resolution of 23 days (range: 1 to 544). Of patients developing neurotoxicity, 96% (66/69) also developed CRS. Subtypes of neurologic toxicities included ICANS in 13%, peripheral neuropathy in 7%, cranial nerve palsy in 7%, parkinsonism in 3%, and immune mediated myelitis in 0.4% of the patients.

Immune Effector Cell-Associated Neurotoxicity Syndrome (ICANS): Patients receiving CARVYKTI® may experience fatal or life-threatening ICANS following treatment with CARVYKTI®, including before CRS onset, concurrently with CRS, after CRS resolution, or in the absence of CRS.

Among patients receiving CARVYKTI® in the CARTITUDE-1 & 4 studies, ICANS occurred in 13% (36/285), including Grade ≥3 in 2% (6/285) of the patients. Median time to onset of ICANS was 8 days (range: 1 to 28 days). ICANS resolved in 30 of 36 (83%) of patients with a median time to resolution of 3 days (range: 1 to 143 days). Median duration of ICANS was 6 days (range: 1 to 1229 days) in all patients including those with ongoing neurologic events at the time of death or data cut-off. Of patients with ICANS, 97% (35/36) had CRS. The onset of ICANS occurred during CRS in 69% of patients, before and after the onset of CRS in 14% of patients respectively.

Immune Effector Cell-associated Neurotoxicity Syndrome (ICANS) occurred in 7% of patients in CARTITUDE-4 (0.5% Grade 3) and in 23% of patients in CARTITUDE-1 (3% Grade 3). The most frequent ≥2% manifestations of ICANS included encephalopathy (12%), aphasia (4%), headache (3%), motor dysfunction (3%), ataxia (2%), and sleep disorder (2%) [see Adverse Reactions (6.1)].

Monitor patients at least daily for 10 days following CARVYKTI® infusion at the REMS-certified healthcare facility for signs and symptoms of ICANS. Rule out other causes of ICANS symptoms. Monitor patients for signs or symptoms of ICANS for at least 4 weeks after infusion and treat promptly. Neurologic toxicity should be managed with supportive care and/or corticosteroids as needed [see Dosage and Administration (2.3)].

Parkinsonism: Neurologic toxicity with parkinsonism has been reported in clinical trials of CARVYKTI®. Among patients receiving CARVYKTI® in the CARTITUDE-1 & 4 studies, parkinsonism occurred in 3% (8/285), including Grade ≥ 3 in 2% (5/285) of the patients. Median time to onset of parkinsonism was 56 days (range: 14 to 914 days). Parkinsonism resolved in 1 of 8 (13%) of patients with a median time to resolution of 523 days. Median duration of parkinsonism was 243.5 days (range: 62 to 720 days) in all patients including those with ongoing neurologic events at the time of death or data cut-off. The onset of parkinsonism occurred after CRS for all patients and after ICANS for 6 patients.

Parkinsonism occurred in 1% of patients in CARTITUDE-4 (no Grade 3 to 4) and in 6% of patients in CARTITUDE-1 (4% Grade 3 to 4).

Manifestations of parkinsonism included movement disorders, cognitive impairment, and personality changes. Monitor patients for signs and symptoms of parkinsonism that may be delayed in onset and managed with supportive care measures. There is limited efficacy information with medications used for the treatment of Parkinson’s disease for the improvement or resolution of parkinsonism symptoms following CARVYKTI® treatment.

Guillain-Barré Syndrome: A fatal outcome following GBS occurred following treatment with CARVYKTI® despite treatment with intravenous immunoglobulins. Symptoms reported include those consistent with Miller-Fisher variant of GBS, encephalopathy, motor weakness, speech disturbances, and polyradiculoneuritis.

Monitor for GBS. Evaluate patients presenting with peripheral neuropathy for GBS. Consider treatment of GBS with supportive care measures and in conjunction with immunoglobulins and plasma exchange, depending on severity of GBS.

Immune Mediated Myelitis: Grade 3 myelitis occurred 25 days following treatment with CARVYKTI® in CARTITUDE-4 in a patient who received CARVYKTI® as subsequent therapy. Symptoms reported included hypoesthesia of the lower extremities and the lower abdomen with impaired sphincter control. Symptoms improved with the use of corticosteroids and intravenous immune globulin. Myelitis was ongoing at the time of death from other cause.

Peripheral Neuropathy occurred following treatment with CARVYKTI®. Among patients receiving CARVYKTI® in the CARTITUDE-1 & 4 studies, peripheral neuropathy occurred in 7% (21/285), including Grade ≥3 in 1% (3/285) of the patients. Median time to onset of peripheral neuropathy was 57 days (range: 1 to 914 days). Peripheral neuropathy resolved in 11 of 21 (52%) of patients with a median time to resolution of 58 days (range: 1 to 215 days). Median duration of peripheral neuropathy was 149.5 days (range: 1 to 692 days) in all patients including those with ongoing neurologic events at the time of death or data cut-off.

Peripheral neuropathies occurred in 7% of patients in CARTITUDE-4 (0.5% Grade 3 to 4) and in 7% of patients in CARTITUDE-1 (2% Grade 3 to 4). Monitor patients for signs and symptoms of peripheral neuropathies. Patients who experience peripheral neuropathy may also experience cranial nerve palsies or GBS.

Cranial Nerve Palsies occurred following treatment with CARVYKTI®. Among patients receiving CARVYKTI® in the CARTITUDE-1 & 4 studies, cranial nerve palsies occurred in 7% (19/285), including Grade ≥3 in 1% (1/285) of the patients. Median time to onset of cranial nerve palsies was 21 days (range: 17 to 101 days). Cranial nerve palsies resolved in 17 of 19 (89%) of patients with a median time to resolution of 66 days (range: 1 to 209 days). Median duration of cranial nerve palsies was 70 days (range: 1 to 262 days) in all patients including those with ongoing neurologic events at the time of death or data cut-off. Cranial nerve palsies occurred in 9% of patients in CARTITUDE-4 (1% Grade 3 to 4) and in 3% of patients in CARTITUDE-1 (1% Grade 3 to 4).

The most frequent cranial nerve affected was the 7th cranial nerve. Additionally, cranial nerves III, V, and VI have been reported to be affected.

Monitor patients for signs and symptoms of cranial nerve palsies. Consider management with systemic corticosteroids, depending on the severity and progression of signs and symptoms.

HEMOPHAGOCYTIC LYMPHOHISTIOCYTOSIS (HLH)/MACROPHAGE ACTIVATION SYNDROME (MAS): Among patients receiving CARVYKTI® in the CARTITUDE-1 & 4 studies, HLH/MAS occurred in 1% (3/285) of patients. All events of HLH/MAS had onset within 99 days of receiving CARVYKTI®, with a median onset of 10 days (range: 8 to 99 days) and all occurred in the setting of ongoing or worsening CRS. The manifestations of HLH/MAS included hyperferritinemia, hypotension, hypoxia with diffuse alveolar damage, coagulopathy and hemorrhage, cytopenia, and multi-organ dysfunction, including renal dysfunction and respiratory failure.

Patients who develop HLH/MAS have an increased risk of severe bleeding. Monitor hematologic parameters in patients with HLH/MAS and transfuse per institutional guidelines. Fatal cases of HLH/MAS occurred following treatment with CARVYKTI®.

HLH is a life-threatening condition with a high mortality rate if not recognized and treated early. Treatment of HLH/MAS should be administered per institutional standards.

CARVYKTI® REMS: Because of the risk of CRS and neurologic toxicities, CARVYKTI® is available only through a restricted program under a Risk Evaluation and Mitigation Strategy (REMS) called the CARVYKTI® REMS.

Further information is available at https://www.carvyktirems.com or 1-844-672-0067.

PROLONGED AND RECURRENT CYTOPENIAS: Patients may exhibit prolonged and recurrent cytopenias following lymphodepleting chemotherapy and CARVYKTI® infusion. Among patients receiving CARVYKTI® in the CARTITUDE-1 & 4 studies, Grade 3 or higher cytopenias not resolved by day 30 following CARVYKTI® infusion occurred in 62% (176/285) of the patients and included thrombocytopenia 33% (94/285), neutropenia 27% (76/285), lymphopenia 24% (67/285) and anemia 2% (6/285). After Day 60 following CARVYKTI® infusion 22%, 20%, 5%, and 6% of patients had a recurrence of Grade 3 or 4 lymphopenia, neutropenia, thrombocytopenia, and anemia respectively, after initial recovery of their Grade 3 or 4 cytopenia. Seventy-seven percent (219/285) of patients had one, two, or three or more recurrences of Grade 3 or 4 cytopenias after initial recovery of Grade 3 or 4 cytopenia. Sixteen and 25 patients had Grade 3 or 4 neutropenia and thrombocytopenia, respectively, at the time of death.

Monitor blood counts prior to and after CARVYKTI® infusion. Manage cytopenias with growth factors and blood product transfusion support according to local institutional guidelines.

INFECTIONS: CARVYKTI® should not be administered to patients with active infection or inflammatory disorders. Severe, life-threatening, or fatal infections, occurred in patients after CARVYKTI® infusion.

Among patients receiving CARVYKTI® in the CARTITUDE-1 & 4 studies, infections occurred in 57% (163/285), including ≥Grade 3 in 24% (69/285) of patients. Grade 3 or 4 infections with an unspecified pathogen occurred in 12%, viral infections in 6%, bacterial infections in 5%, and fungal infections in 1% of patients. Overall, 5% (13/285) of patients had Grade 5 infections, 2.5% of which were due to COVID-19. Patients treated with CARVYKTI® had an increased rate of fatal COVID-19 infections compared to the standard therapy arm.

Monitor patients for signs and symptoms of infection before and after CARVYKTI® infusion and treat patients appropriately. Administer prophylactic, pre-emptive, and/or therapeutic antimicrobials according to the standard institutional guidelines. Febrile neutropenia was observed in 5% of patients after CARVYKTI® infusion and may be concurrent with CRS. In the event of febrile neutropenia, evaluate for infection and manage with broad-spectrum antibiotics, fluids, and other supportive care, as medically indicated. Counsel patients on the importance of prevention measures. Follow institutional guidelines for the vaccination and management of immunocompromised patients with COVID-19.

Viral Reactivation: Hepatitis B virus (HBV) reactivation, in some cases resulting in fulminant hepatitis, hepatic failure, and death, can occur in patients with hypogammaglobulinemia. Perform screening for Cytomegalovirus (CMV), HBV, hepatitis C virus (HCV), human immunodeficiency virus (HIV), or any other infectious agents if clinically indicated in accordance with clinical guidelines before collection of cells for manufacturing. Consider antiviral therapy to prevent viral reactivation per local institutional guidelines/clinical practice.

HYPOGAMMAGLOBULINEMIA: can occur in patients receiving treatment with CARVYKTI®. Among patients receiving CARVYKTI® in the CARTITUDE-1 & 4 studies, hypogammaglobulinemia adverse event was reported in 36% (102/285) of patients; laboratory IgG levels fell below 500mg/dl after infusion in 93% (265/285) of patients.

Hypogammaglobulinemia either as an adverse reaction or laboratory IgG level below 500mg/dl, after infusion occurred in 94% (267/285) of patients treated. Fifty-six percent (161/285) of patients received intravenous immunoglobulin (IVIG) post CARVYKTI® for either an adverse reaction or prophylaxis.

Monitor immunoglobulin levels after treatment with CARVYKTI® and administer IVIG for IgG <400 mg/dL. Manage per local institutional guidelines, including infection precautions and antibiotic or antiviral prophylaxis.

Use of Live Vaccines: The safety of immunization with live viral vaccines during or following CARVYKTI® treatment has not been studied. Vaccination with live virus vaccines is not recommended for at least 6 weeks prior to the start of lymphodepleting chemotherapy, during CARVYKTI® treatment, and until immune recovery following treatment with CARVYKTI®.

HYPERSENSITIVITY REACTIONS occurred following treatment with CARVYKTI®. Among patients receiving CARVYKTI® in the CARTITUDE-1 & 4 studies, hypersensitivity reactions occurred in 5% (13/285), all of which were ≤ Grade 2. Manifestations of hypersensitivity reactions included flushing, chest discomfort, tachycardia, wheezing, tremor, burning sensation, non-cardiac chest pain, and pyrexia.

Serious hypersensitivity reactions, including anaphylaxis, may be due to the dimethyl sulfoxide (DMSO) in CARVYKTI®. Patients should be carefully monitored for 2 hours after infusion for signs and symptoms of severe reaction. Treat promptly and manage patients appropriately according to the severity of the hypersensitivity reaction.

SECONDARY MALIGNANCIES: Patients treated with CARVYKTI® may develop secondary malignancies. Among patients receiving CARVYKTI® in the CARTITUDE-1 & 4 studies, myeloid neoplasms occurred in 5% (13/285) of patients (9 cases of myelodysplastic syndrome, 3 cases of acute myeloid leukemia, and 1 case of myelodysplastic syndrome followed by acute myeloid leukemia). The median time to onset of myeloid neoplasms was 447 days (range: 56 to 870 days) after treatment with CARVYKTI®. Ten of these 13 patients died following the development of myeloid neoplasms; 2 of the 13 cases of myeloid neoplasm occurred after initiation of subsequent antimyeloma therapy. Cases of myelodysplastic syndrome and acute myeloid leukemia have also been reported in the post-marketing setting. T-cell malignancies have occurred following treatment of hematologic malignancies with BCMA- and CD19-directed genetically modified autologous T-cell immunotherapies, including CARVYKTI®. Mature T-cell malignancies, including CAR-positive tumors, may present as soon as weeks following infusions and may include fatal outcomes.

Monitor life-long for secondary malignancies. In the event that a secondary malignancy occurs, contact Janssen Biotech, Inc. at 1-800-526-7736 for reporting and to obtain instructions on collection of patient samples.

EFFECTS ON ABILITY TO DRIVE AND USE MACHINES: Due to the potential for neurologic events, including altered mental status, seizures, neurocognitive decline, or neuropathy, patients receiving CARVYKTI® are at risk for altered or decreased consciousness or coordination in the 8 weeks following CARVYKTI® infusion. Advise patients to refrain from driving and engaging in hazardous occupations or activities, such as operating heavy or potentially dangerous machinery during this initial period, and in the event of new onset of any neurologic toxicities.

ADVERSE REACTIONS

The most common nonlaboratory adverse reactions (incidence greater than 20%) are pyrexia, cytokine release syndrome, hypogammaglobulinemia, hypotension, musculoskeletal pain, fatigue, infections-pathogen unspecified, cough, chills, diarrhea, nausea, encephalopathy, decreased appetite, upper respiratory tract infection, headache, tachycardia, dizziness, dyspnea, edema, viral infections, coagulopathy, constipation, and vomiting. The most common Grade 3 or 4 laboratory adverse reactions (incidence greater than or equal to 50%) include lymphopenia, neutropenia, white blood cell decreased, thrombocytopenia, and anemia.

Please read full Prescribing Information, including Boxed Warning, for CARVYKTI®.

ABOUT CARVYKTI® (CILTACABTAGENE AUTOLEUCEL; CILTA-CEL)

Ciltacabtagene autoleucel is a BCMA-directed, genetically modified autologous T-cell immunotherapy, which involves reprogramming a patient’s own T-cells with a transgene encoding a chimeric antigen receptor (CAR) that identifies and eliminates cells that express BCMA. The cilta-cel CAR protein features two BCMA-targeting single-domain antibodies designed to confer high avidity against human BCMA. Upon binding to BCMA-expressing cells, the CAR promotes T-cell activation, expansion, and elimination of target cells.1

In December 2017, Legend Biotech entered into an exclusive worldwide license and collaboration agreement with Janssen Biotech, Inc. (Janssen), a Johnson & Johnson company, to develop and commercialize cilta-cel. In February 2022, cilta-cel was approved by the U.S. Food and Drug Administration (FDA) under the brand name CARVYKTI® for the treatment of adults with relapsed or refractory multiple myeloma. In April 2024, cilta-cel was approved for the second-line treatment of patients with relapsed/refractory myeloma who have received at least one prior line of therapy, including a proteasome inhibitor, an immunomodulatory agent, and are refractory to lenalidomide.

In May 2022, the European Commission (EC) granted conditional marketing authorization of CARVYKTI® for the treatment of adults with relapsed and refractory multiple myeloma. In September 2022, Japan’s Ministry of Health, Labour and Welfare (MHLW) approved CARVYKTI®. Cilta-cel was granted Breakthrough Therapy Designation in the U.S. in December 2019 and in China in August 2020. In addition, cilta-cel received a PRIority MEdicines (PRIME) designation from the European Commission in April 2019. Cilta-cel also received Orphan Drug Designation from the U.S. FDA in February 2019, from the European Commission in February 2020, and from the Pharmaceuticals and Medicinal Devices Agency (PMDA) in Japan in June 2020. In March 2022, the European Medicines Agency’s Committee for Orphan Medicinal Products recommended by consensus that the orphan designation for cilta-cel be maintained on the basis of clinical data demonstrating improved and sustained complete response rates following treatment.

ABOUT CARTITUDE-1

CARTITUDE-1 (NCT03548207) is a Phase 1b/2, open-label, multicenter study evaluating the safety and efficacy of cilta-cel in adults with relapsed and/or refractory with multiple myeloma who have received at least 3 prior lines of therapy or are double refractory to a PI and IMiD, received a PI, an IMiD, and anti-CD38 antibody and documented disease progression within 12 months of starting the most recent therapy. The primary objective of the Phase 1b portion of the study was to characterize the safety and confirm the recommended Phase 2 dose of cilta-cel, informed by the first-in-human study with LCAR-B38M CAR-T cells (LEGEND-2). The Phase 2 portion further evaluated the efficacy of cilta-cel with overall response rate as the primary endpoint.2

ABOUT CARTITUDE-4

CARTITUDE-4 (NCT04181827) is an ongoing, international, randomized, open-label Phase 3 study evaluating the efficacy and safety of cilta-cel versus pomalidomide, bortezomib, and dexamethasone (PVd) or daratumumab, pomalidomide, and dexamethasone (DPd) in adult patients with relapsed and lenalidomide-refractory multiple myeloma who received one to three prior lines of therapy, including a PI and an IMiD.3

ABOUT MULTIPLE MYELOMA

Multiple myeloma is an incurable blood cancer that starts in the bone marrow and is characterized by an excessive proliferation of plasma cells.4 In 2024, it is estimated that more than 35,000 people will be diagnosed with multiple myeloma, and more than 12,000 people will die from the disease in the U.S.5 While some patients with multiple myeloma initially have no symptoms, most patients are diagnosed due to symptoms that can include bone problems, low blood counts, calcium elevation, kidney problems or infections.6

ABOUT LEGEND BIOTECH

With over 2,600 employees, Legend Biotech is the largest standalone cell therapy company and a pioneer in treatments that change cancer care forever. The company is at the forefront of the CAR-T cell therapy revolution with CARVYKTI®, a one-time treatment for relapsed or refractory multiple myeloma, which it develops and markets with collaborator Johnson & Johnson. Centered in the US, Legend is building an end-to-end cell therapy company by expanding its leadership to maximize CARVYKTI’s patient access and therapeutic potential. From this platform, the company plans to drive future innovation across its pipeline of cutting-edge cell therapy modalities.

Learn more at www.legendbiotech.com and follow us on X (formerly Twitter) and LinkedIn.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; statements relating to CARVYKTI®, including Legend Biotech’s expectations for CARVYKTI® and its therapeutic potential; statements related to the potential results from ongoing studies in the CARTITUDE clinical development program; and the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; government, industry, and general product pricing and other political pressures; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2024. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected. Any forward-looking statements contained in this press release speak only as of the date of this press release. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

INVESTOR CONTACT:

Jessie Yeung
Tel: (732) 956-8271
jessie.yeung@legendbiotech.com

PRESS CONTACT:
MaryAnn Ondish
Tel: (914) 552-4625

media@legendbiotech.com

REFERENCES

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1 CARVYKTI™ Prescribing Information. Horsham, PA: Janssen Biotech, Inc.
2 ClinicalTrials.gov. A Study of JNJ-68284528, a Chimeric Antigen Receptor T Cell (CAR-T) Therapy Directed Against B-Cell Maturation Antigen (BCMA) in Participants With Relapsed or Refractory Multiple Myeloma (CARTITUDE-1). Available at: https://clinicaltrials.gov/ct2/show/NCT03548207 Accessed October 2022.
3 ClinicalTrials.Gov. A Study Comparing JNJ-68284528, a CAR-T Therapy Directed Against B-cell Maturation Antigen (BCMA), Versus Pomalidomide, Bortezomib and Dexamethasone (PVd) or Daratumumab, Pomalidomide and Dexamethasone (DPd) in Participants With Relapsed and Lenalidomide-Refractory Multiple Myeloma (CARTITUDE-4). https://www.clinicaltrials.gov/study/NCT04181827. Accessed March 2024.
4 American Cancer Society. ”What is Multiple Myeloma?”. Available at: https://www.cancer.org/cancer/types/multiple-myeloma/about/what-is-multiple-myeloma.html. Accessed March 2024.
5 American Cancer Society. “Key Statistics About Multiple Myeloma.” Available at: https://www.cancer.org/cancer/types/multiple-myeloma/about/key-statistics.html. Accessed March 2024
6 American Cancer Society. Multiple myeloma: early detection, diagnosis, and staging. Available at: https://www.cancer.org/content/dam/CRC/PDF/Public/8740.00.pdf. Accessed March 2023